UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-14331

NOTIFICATION OF LATE FILING	CUSIP NUMBER 46088S 10 6

(Check One):  |X|  Form 10-K  |_|Form 20-F  |_|Form 11-K  |_|Form 10-Q  |_|Form N-SAR

For Period Ended: 12/31/02

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR
For the Transition Period Ended:_____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION Interstate Hotels & Resorts, Inc.

Full Name of Registrants:

MeriStar Hotels & Resorts, Inc.

Former Name if Applicable

1010 Wisconsin Avenue, N.W.

Address of Principal Executive Offices (Street and Number)

Washington, DC 20007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

/x/	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ /	(b)	The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and
/ /	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)
As a result of the merger between the registrant and Interstate Hotels Corporation during 2002, the registrant is required to include a consent from PricewaterhouseCoopers, the previous auditors of Interstate Hotels Corporation's financial statements. PricewaterhouseCoopers is unable to complete their procedures by March 31, 2003, and the registrant was therefore unable to include their consent and accountants report as related to the 2001 and 2000 financial statements in the Form 10-K that the registrant filed on March 27, 2003. The consent and accountants report of PricewaterhouseCoopers will be filed on or before April 14, 2003.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James A. Calder	202 295-2266

Name	Area Code Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file

such reports) been filed? If answer is no, identify report(s). |X| Yes | | No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
| | Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Interstate Hotels & Resorts, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date March 31, 2003	By /x/ James A. Calder

Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).